UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):    Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):    Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: March 15, 2019	By	/s/ Sashidhar Jagdishan
	Name:	Sashidhar Jagdishan
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Financial Statements of HDFC Bank Limited prepared in accordance with US GAAP as of and for the six months periods ended September 30, 2017 and 2018.

Exhibit 1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2018		September 30, 2018 (unaudited)		September 30, 2018 (unaudited)
	(In millions, except number of shares)
ASSETS:
Cash and due from banks	Rs.	574,151.0	Rs.	525,872.3	US$	7,249.4
Deposits with banks		6,303.4		12,619.3		174.0
Investments held for trading, at fair value		167,513.9		166,402.4		2,293.9
Investments available for sale, at fair value [includes restricted investments of Rs. 1,354,027.6 and Rs. 1,340,941.1 (US$ 18,485.5), as of March 31, 2018 and September 30, 2018, respectively]		2,221,443.3		2,753,865.1		37,963.4
Securities purchased under agreements to resell		650,018.6		110,673.9		1,525.7
Loans [net of allowance of Rs. 112,507.2 and Rs. 130,885.8 (US$ 1,804.3), as of March 31, 2018 and September 30, 2018, respectively]		7,263,671.8		8,138,781.4		112,197.2
Accrued interest receivable		77,894.7		92,666.7		1,277.5
Property and equipment, net		38,968.1		40,900.8		563.8
Intangible assets, net		1.0		0.5		—
Goodwill		74,937.9		74,937.9		1,033.1
Other assets		292,405.1		440,530.3		6,072.8

Total assets	Rs.	11,367,308.8	Rs.	12,357,250.6	US$	170,350.8

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	6,693,649.3	Rs.	7,181,550.1	US$	99,001.2
Non-interest-bearing deposits		1,190,102.2		1,147,414.7		15,817.7

Total deposits		7,883,751.5		8,328,964.8		114,818.9
Securities sold under repurchase agreements		138,000.0		346,807.1		4,780.9
Short-term borrowings		779,201.7		601,797.5		8,296.1
Accrued interest payable		65,514.4		78,669.2		1,084.5
Long-term debt		932,906.3		1,051,968.5		14,501.9
Accrued expenses and other liabilities		391,441.6		487,103.5		6,715.0

Total liabilities	Rs.	10,190,815.5	Rs.	10,895,310.6	US$	150,197.3

Commitments and contingencies (see note 16)
Shareholders’ equity:
Equity shares: par value—Rs. 2.0 each; authorized 3,250,000,000 shares and 3,250,000,000 shares; issued and outstanding 2,595,090,267 shares and 2,717,176,187 shares, as of March 31, 2018 and September 30, 2018, respectively	Rs.	5,190.2	Rs.	5,434.4	US$	74.9
Additional paid-in capital		476,570.4		730,277.0		10,067.2
Retained earnings		462,876.2		521,939.2		7,195.2
Statutory reserve		233,323.5		234,334.2		3,230.4
Accumulated other comprehensive income (loss)		(3,796.7)		(32,528.4)		(448.4)

Total HDFC Bank Limited shareholders’ equity		1,174,163.6		1,459,456.4		20,119.3
Noncontrolling interest in subsidiaries		2,329.7		2,483.6		34.2

Total shareholders’ equity		1,176,493.3		1,461,940.0		20,153.5

Total liabilities and shareholders’ equity	Rs.	11,367,308.8	Rs.	12,357,250.6	US$	170,350.8

Effective April 1, 2018, the Bank adopted several new accounting standards. Certain of the new accounting standards were applied retrospectively and accordingly, prior period amounts were revised. For additional information, refer to Note 1.

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Six months ended September 30,
	2017		2018		2018
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	318,175.4	Rs.	385,980.1	US$	5,320.9
Trading securities		2,096.6		4,428.4		61.0
Available for sale securities		76,137.5		92,277.1		1,272.1
Other		6,075.6		8,662.1		119.4

Total interest and dividend revenue		402,485.1		491,347.7		6,773.4

Interest expense:
Deposits		159,550.6		195,383.9		2,693.5
Short-term borrowings		9,989.1		15,280.4		210.6
Long-term debt		32,056.0		42,953.3		592.1
Other		92.1		28.5		0.4

Total interest expense		201,687.8		253,646.1		3,496.6

Net interest revenue		200,797.3		237,701.6		3,276.8
Provision for credit losses		32,217.8		36,854.3		508.1

Net interest revenue after provision for credit losses		168,579.5		200,847.3		2,768.7

Non-interest revenue, net:
Fees and commissions		53,371.3		61,886.8		853.1
Trading securities gain/(loss), net		64.8		61.8		0.9
Realized gain/(loss) on sales of available for sale securities, net		7,778.8		846.0		11.7
Other than temporary impairment losses on available for sale securities		(139.3)		(1,074.0)		(14.8)
Foreign exchange transactions		(2,852.6)		(10,471.2)		(144.4)
Derivatives gain/(loss), net		8,833.8		17,464.2		240.8
Other, net		255.1		3,656.5		50.4

Total non-interest revenue, net	67,311.9			72,370.1		997.7

Total revenue, net		235,891.4		273,217.4		3,766.4

Non-interest expense:
Salaries and staff benefits		49,219.4		49,860.3		687.3
Premises and equipment		14,533.6		14,766.2		203.6
Depreciation and amortization		4,802.8		5,477.6		75.5
Administrative and other		42,879.3		47,875.0		660.0
Amortization of intangible assets		0.5		0.5		0.0

Total non-interest expense		111,435.6		117,979.6		1,626.4

Income before income tax expense		124,455.8		155,237.8		2,140.0
Income tax expense		44,857.8		54,456.8		750.7

Net income before noncontrolling interest	Rs.	79,598.0	Rs.	100,781.0	US$	1,389.3
Less: Net income attributable to shareholders of noncontrolling interest		131.2		153.9		2.1

Net income attributable to HDFC Bank Limited	Rs.	79,466.8	Rs.	100,627.1	US$	1,387.2

Per share information:
Earnings per equity share—basic	Rs.	30.90	Rs.	38.11	US$	0.53
Earnings per equity share—diluted	Rs.	30.51	Rs.	37.69	US$	0.52
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	92.70	Rs.	114.33	US$	1.59
Earnings per ADS—diluted	Rs.	91.53	Rs.	113.07	US$	1.56

Effective April 1, 2018, the Bank adopted several new accounting standards. Certain of the new accounting standards were applied retrospectively and accordingly, prior period amounts were revised. For additional information, refer to Note 1.

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Six months ended September 30,
	2017		2018		2018
	(In millions)
Net income before noncontrolling interest	Rs.	79,598.0	Rs.	100,781.0	US$	1,389.3
Other comprehensive income, net of tax:
Foreign currency translation adjustment:
Net unrealized gain (loss) arising during the period [net of tax Rs. (42.3) and Rs. (694.8), as of September 30, 2017 and September 30, 2018, respectively]		80.1		1,293.6		17.8
Reclassification adjustment for net (gain) loss included in net income		—		—		—
Available for sale securities:
Net unrealized gain (loss) arising during the period [net of tax Rs. (5,286.0) and Rs. 15,381.8, as of September 30, 2017 and September 30, 2018, respectively]		9,987.3		(28,365.0)		(391.0)
Reclassification adjustment for net (gain) loss included in net income [net of tax Rs. 3,376.2 and Rs. 747.8, as of September 30, 2017 and September 30, 2018, respectively]		(6,379.4)		(1,392.3)		(19.2)

Other comprehensive income, net of tax		3,688.0		(28,463.7)		(392.4)
Total comprehensive income		83,286.0		72,317.3		996.9
Less: Comprehensive income attributable to shareholders of noncontrolling interest		131.2		153.9		2.1

Comprehensive income attributable to HDFC Bank Limited	Rs.	83,154.8	Rs.	72,163.4	US$	994.8

Effective April 1, 2018, the Bank adopted several new accounting standards. For additional information, refer to Note 1.

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended September 30,
	2017		2018		2018
			(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	79,598.0	Rs.	100,781.0	US$	1,389.3
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		32,217.8		36,854.3		508.1
Depreciation and amortization		4,802.8		5,477.6		75.5
Amortization of intangible assets		0.5		0.5		—
Amortization of deferred customer acquisition costs and fees		3,984.9		5,176.6		71.4
Amortization of premium (discount) on investments		1,365.5		2,041.6		28.1
Other than temporary impairment losses on available for sale securities		139.3		1,074.0		14.8
Deferred tax benefit		(4,449.4)		(4,943.6)		(68.1)
Share-based compensation expense		3,894.7		2,026.5		27.9
Net realized (gain) loss on sale of available for sale securities		(7,778.8)		(846.0)		(11.7)
(Gain) loss on disposal of property and equipment, net		0.3		(44.7)		(0.6)
Exchange (gain) loss		(453.8)		(2,025.9)		(27.9)
Net change in:
Investments held for trading		(86,084.1)		(6,458.9)		(89.0)
Accrued interest receivable		(13,609.3)		(14,549.4)		(200.6)
Other assets		44,848.8		(129,100.1)		(1,779.7)
Accrued interest payable		23,276.8		12,937.1		178.3
Accrued expense and other liabilities		(125,709.4)		98,806.7		1,362.1

Net cash provided by operating activities		(43,955.4)		107,207.3		1,477.9

Cash flows from investing activities:
Net change in placements with financial institutions		(581.4)		15,207.6		209.6
Activity in available for sale securities:
Purchases		(923,465.9)		(1,226,940.4)		(16,913.9)
Proceeds from sales		259,851.7		199,748.0		2,753.6
Maturities, prepayments and calls		496,329.2		449,933.4		6,202.6
Net change in repurchase options and reverse repurchase agreements		105,000.0		748,151.8		10,313.6
Loans purchased		(55,156.2)		(153,134.0)		(2,111.0)
Repayments on loans purchased		38,957.1		37,187.6		512.6
Increase in loans originated, net of principal collections		(703,478.7)		(764,200.7)		(10,534.8)
Additions to property and equipment		(4,268.0)		(7,921.7)		(109.2)
Proceeds from sale or disposal of property and equipment		33.9		104.8		1.4

Net cash used in investing activities		(786,778.3)		(701,863.6)		(9,675.5)

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Unaudited)

	Six months ended September 30,
	2017		2018		2018
				(In millions)
Cash flows from financing activities:
Net increase in deposits		454,577.3		423,991.5		5,844.9
Net increase (decrease) in short-term borrowings		221,170.4		(179,528.8)		(2,474.9)
Proceeds from issue of shares by a subsidiary to noncontrolling interests		41.4		—		—
Proceeds from issuance of long-term debt		244,497.4		173,987.9		2,398.5
Repayment of long-term debt		(54,265.0)		(83,272.3)		(1,148.0)
Proceeds from issuance of equity shares for options exercised		18,151.6		16,028.1		221.0
Proceeds from issuance of equity shares		—		235,896.2		3,251.9
Payment of dividends and dividend tax		(34,088.4)		(40,821.4)		(562.7)

Net cash provided by financing activities		850,084.7		546,281.2		7,530.7

Effect of exchange rate changes on cash and due from banks		(409.9)		6,412.3		88.4
Net change in cash and due from banks and deposits with banks(1)		18,941.1		(41,962.8)		(578.5)
Cash and due from banks and deposit with banks, beginning of period(1)		442,954.3		580,454.4		8,001.9

Cash and due from banks and deposit with banks , end of period(1)	Rs.	461,895.4	Rs.	538,491.6	US$	7,423.4

Supplementary cash flow information:
Interest paid	Rs.	178,390.2	Rs.	240,491.3	US$	3,315.3
Income taxes paid	Rs.	49,738.3	Rs.	57,568.7	US$	793.6
Non-cash investment activities
Payable for purchase of property and equipment	Rs.	281.0	Rs.	611.6	US$	8.4

(1)	Includes the impact of ASU 2016-18. See Notes 1 and 2.
(2)

Effective April 1, 2018, the Bank adopted several new accounting standards. Certain of the new accounting standards were applied retrospectively and accordingly, prior period amounts were revised. For additional information, refer to Note 1.

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2017	2,562,545,717	Rs.	5,125.1	Rs.	442,721.8	Rs.	364,471.9	Rs.	187,703.2	Rs.	26,031.6	Rs.	1,026,053.6	Rs.	1,847.5	Rs.	1,027,901.1
Shares issued upon exercise of options	21,450,900		42.9		18,108.7								18,151.6				18,151.6
Share-based compensation					3,894.7								3,894.7				3,894.7
Dividends, including dividend tax							(34,088.4)						(34,088.4)				(34,088.4)
Change in ownership interest in subsidiary					(28.6)								(28.6)		28.6		—
Shares issued to noncontrolling interest													—		41.4		41.4
Transfer to statutory reserve							(784.0)		784.0				—				—
Net income							79,466.8						79,466.8		131.2		79,598.0
Net change in accumulated other comprehensive income											3,688.0		3,688.0				3,688.0
Balance at September 30, 2017	2,583,996,617	Rs.	5,168.0	Rs.	464,696.6	Rs.	409,066.3	Rs.	188,487.2	Rs.	29,719.6	Rs.	1,097,137.7	Rs.	2,048.7	Rs.	1,099,186.4

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2018	2,595,090,267	Rs.	5,190.2	Rs.	476,570.4	Rs.	462,876.2	Rs.	233,323.5	Rs.	(3,796.7)	Rs.	1,174,163.6	Rs.	2,329.7	Rs.	1,176,493.3
Adjustment to Other Comprehensive Income (loss)							268.0				(268.0)		—				—
Shares issued in public offering	104,444,039		208.9		235,687.3								235,896.2				235,896.2
Shares issued upon exercise of options	17,641,881		35.3		15,992.8								16,028.1				16,028.1
Share-based compensation					2,026.5								2,026.5				2,026.5
Dividends, including dividend tax							(40,821.4)						(40,821.4)				(40,821.4)
Transfer to statutory reserve							(1,010.7)		1,010.7				—				—
Net income							100,627.1						100,627.1		153.9		100,781.0
Net change in accumulated other comprehensive income											(28,463.7)		(28,463.7)				(28,463.7)
Balance at September 30, 2018	2,717,176,187	Rs.	5,434.4	Rs.	730,277.0	Rs.	521,939.2	Rs.	234,334.2	Rs.	(32,528.4)	Rs.	1,459,456.4	Rs.	2,483.6	Rs.	1,461,940.0
Balance at September 30, 2018	2,717,176,187	US$	74.9	US$	10,067.2	US$	7,195.2	US$	3,230.4	US$	(448.4)	US$	20,119.3	US$	34.2	US$	20,153.5

*

Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

(1)	Effective April 1, 2018, the Bank adopted ASU 2016-01 “Financial Instruments—Overall (Subtopic 825-10”. For additional information, refer to Note 1(i).

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

These condensed consolidated financial statements should be read in conjunction with the financial statements of the Bank included in its Form 20-F filed with the Securities and Exchange Commission on July 25, 2018.

On July 17, 2018, the Bank made a preferential allotment of 39,096,817 equity shares to Housing Development Finance Corporation Limited at an issue price of Rs. 2,174.09 per equity share. On August 2, 2018, the Bank issued 17,500,000 American Depositary Shares (ADSs) representing 52,500,000 equity shares at a price of US$ 104.00 per ADS. The Bank also allotted 12,847,222 equity shares pursuant to a qualified institutional placement (QIP) offering at a price of Rs. 2,160.0 per equity shares.

1. Summary of significant accounting policies

a. Principles of consolidation

The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights and/or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in other assets and the Bank’s proportionate share of income or loss is included in Non-interest revenue, other. The Bank consolidates Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary. All significant inter-company balances and transactions are eliminated on consolidation.

b. Basis of presentation

These financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act 1949 and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences, insofar as they relate to the Bank, include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred taxes, stock-based compensation, employee benefits, loan origination fees, derivative financial instruments, business combination and the presentation format and disclosures of the financial statements and related notes.

c. Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses, the valuation of unquoted investments, other than temporary impairment, valuation of derivatives, stock-based compensation, unrecognized tax benefits and impairment assessment of goodwill.

d. Cash and due from banks

Cash and due from banks are comprised of cash and balances due from banks.

e. Deposits with banks

Deposit with banks includes interest bearing deposits with banks.

f. Allowance for credit losses

The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

Retail

The Bank’s retail loan loss allowance consists of specific and unallocated allowances.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally the Bank monitors loan to value ratios for loan against securities. The loans are charged off against allowances typically when the account becomes 180 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 180 days past due for personal loans, credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

The Bank also records unallocated allowances for its retail loans by product type. The Bank’s retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. The Bank establishes an unallocated allowance for loans in each product group based on its estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. The Bank estimates its unallocated allowance for retail loans based on an internal credit slippage matrix, which measures the Bank’s historic losses for its standard loan portfolio. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

Wholesale

The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance may not be recovered. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

The Bank grades its wholesale loan accounts considering both qualitative and quantitative criteria. Wholesale loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due.

The Bank establishes specific allowances for each impaired wholesale loan customer in the aggregate for all facilities, including term loans, cash credits, bills discounted and lease finance, based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the net realizable value of the collateral if the loan is collateral dependent.

Wholesale loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed.

The Bank has also established an unallocated allowance for wholesale standard loans based on the overall portfolio quality, asset growth, economic conditions and other risk factors. The Bank estimates its wholesale unallocated allowance based on an internal credit slippage matrix, which measures the Bank’s historic losses for its standard loan portfolio.

g. Income tax

The Bank estimates its income tax expense for the interim periods based on its best estimate of the expected effective income tax rate for a full year.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

h. Revenue recognition

Interest income from loans and from investments is recognized on an accrual basis using effective interest method when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received.

Fees and commissions from guarantees issued are amortized over the contractual period of the commitment, provided the amounts are collectible.

Dividends from investments are recognized when declared.

Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method.

Other fees and income are recognized when earned, which is when the service that results in the income has been provided. The Bank amortizes annual fees on credit cards over the contractual period of the fees.

i. Recently adopted accounting standards

In May 2014, the FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers (Topic 606)”. This update modifies the principles for revenue recognition in transactions involving contracts with customers. On March 17, 2016, the FASB issued Accounting Standards Update No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, that clarifies how to apply revenue recognition guidance related to whether an entity is a principal or an agent. In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606)”. This update clarifies in regard to identifying performance obligations and licensing. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606)”. The updates require that revenue from contracts with customers is to be recognized upon transfer of goods and services in the amount of consideration expected to be recognized and transfer of nonfinancial assets, unless those contracts are within the scope of other guidance. The ASU also clarifies the guidance related to reporting gross revenue as a principal versus net as an agent. The ASU also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The guidance replaces most existing revenue recognition guidance in GAAP, the update is not applicable to financial instruments and accordingly does not impact materially the Bank’s revenues including Net interest revenue, loan fees and mark-to-market accounting. This guidance was adopted retrospectively with effect from April 1, 2018. Adoption of the guidance did not result in any material changes in the timing of revenue recognition.

In January 2016, the FASB issued ASU 2016-01 “Financial Instruments—Overall (Subtopic 825-10)”. The update requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any. The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The amendments also require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. In February 2018, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments-Overall (Subtopic 825-10), to clarify certain provisions in ASU 2016-01.The Bank adopted ASU 2016-01 and ASU 2018-03 with effect from April 1, 2018. The available-for-sale category was eliminated for equity securities which were reclassified to other assets. The impact of adopting the change to AFS securities resulted in a cumulative catch-up reclassification from AOCI to retained earnings of an accumulated after-tax gain of Rs. 268.0 million as at April 1, 2018.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

In March 2016, the FASB issued ASU 2016-04 “Liabilities—Extinguishments of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products”. The update addresses the current and potential future diversity in practice related to de-recognition of a prepaid stored-value product liability that may be unused wholly or partially for an indefinite time period. The update modifies the accounting for certain prepaid card products to require the recognition of breakage. Breakage represents the estimated amount that will not be redeemed by the cardholder for goods or services. The amendments in this update are to be applied either using a modified retrospective transition method by means of a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the guidance is effective or retrospectively to each period presented. The Bank adopted the provisions of ASU 2016-04 effective April 1, 2018. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

In August 2016, the FASB issued ASU 2016-15 “Statement of Cash Flows (Topic 230)”. This is intended to reduce the diversity in practice around how certain transactions are classified within the statement of cash flows. The Bank adopted the guidance from April 1, 2018. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

In October 2016, the FASB issued ASU 2016-16 “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory”. In accordance with this guidance, an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The Bank adopted the guidance from April 1, 2018. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230)—Restricted Cash”. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. On adoption effective April 1, 2018, the Bank changed its definition of cash and cash equivalents to include all of Cash and due from banks and Deposit with banks. On adoption of the said update the Bank has classified the cash reserve required to be maintained with the RBI as restricted cash. To align the consolidated balance sheets with the consolidated statements of cash flows, the restricted cash have been reclassified into Cash and due from banks or Deposits with banks. Accordingly, the Bank’s retrospective adoption includes changes to presentation of cash and cash equivalents on the Consolidated Balance Sheets and Consolidated Statements of Cash Flows. In addition, the nature of any restrictions is disclosed in the footnotes to the financial statements. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.

In January 2017, the FASB issued ASU No. 2017-01 “Business Combinations (Topic 805)—Clarifying the Definition of a Business”. The amendment in this update narrows the definition of a business by introducing a quantitative screen as the first step, such that if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. If the first step is not met, then an entity needs to evaluate whether the set meets the requirement that a business include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. The Bank adopted the guidance from April 1, 2018. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

In March 2017, the FASB issued ASU 2017-07 “Compensation—Retirement Benefits (Topic 715)—Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”. The amendment in this update changes the income statement presentation of net benefit expense and requires restating the Company’s financial statements for each of the earlier periods presented in annual and interim financial statements. The amendment requires that only the service cost component of net benefit expense be included in the Compensation and benefits line on the income statement. The other components of net benefit expense are required to be presented outside of the Compensation and benefits line. Since both of these income statement line items are part of Non-interest expense, total Non-interest expense and Net income will not change. This change in presentation did not have a material effect on Salaries and staff benefits expense and Administration and other expense and is applied prospectively. The other components of net benefit expense is included in Administration and other expense for the six months period ended September 30, 2018. The new standard also changes the components of net benefit expense that are eligible for capitalization when employee costs are capitalized in connection with various activities, such as internally developed software, construction-in-progress, and loan origination costs. Prospectively from April 1, 2018, only the service cost component of net benefit expense may be capitalized. This change does not have a material effect on the Bank’s Consolidated Financial Statements and related disclosures.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

In May 2017, the FASB issued ASU 2017-09 “Compensation—Stock Compensation (Topic 718)—Scope of Modification Accounting.” The amendment in this update clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. Under ASU 2017-09, an entity will not apply modification accounting to a share-based payment award if all of the following are the same immediately before and after the change: (i) the award’s fair value, (ii) the award’s vesting conditions and (iii) the award’s classification as an equity or liability instrument. The Bank adopted the provisions of ASU 2016-09 effective April 1, 2018. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

In August 2017, the FASB issued ASU No. 2017-12 “Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities”. The amendment in the update better aligns the accounting and reporting of hedging relationships with the economics of risk management activities. ASU 2017-12 provides administrative reliefs to simplify the application of hedge accounting. The Bank adopted the guidance from April 1, 2018. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

j. Recently issued accounting pronouncements not yet effective

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”. The update generally requires recognition of lease assets and lease liabilities on the balance sheet and disclosure of key information about leasing arrangements. In particular, the guidance requires a lessee, of operating or finance leases, to recognize on the balance sheet a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. Previously, a lessee was not required to recognize lease assets and lease liabilities arising from operating leases. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Bank does not plan to early adopt the ASU. The Bank expects to adopt the guidance in fiscal 2020. In July 2018, the FASB issued ASU 2018-11 “Leases (Topic 842) - Targeted improvements” which permits the update to be adopted using a modified cumulative effect approach wherein the guidance is applied only to existing contracts as of the date of initial application, and to new contracts transacted after that date, or a cumulative-effect adjustment to retained earnings at the effective date without revising prior comparative periods. The Bank expects to recognize lease liabilities and corresponding assets at their present value predominantly related to all of the Rs. 79.5 billion of future minimum lease payments required under operating leases as disclosed in Note 16. However, these Leases which will be subject to consolidated balance sheet recognition and their initial measurement is under evaluation. The effect of the adoption will depend on the lease portfolio at the time of transition.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses, while also providing transparency about credit risk. The CECL model utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses is required to be adjusted each period for changes in expected lifetime credit losses. The update requires use of judgment in determining the relevant information and estimation methods that are appropriate for measurement of expected credit losses which is to be based on relevant information about past events, historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In regard to Available-for-Sale Debt Securities, the credit losses is required to be recorded through an allowance and the ASU limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. While early adoption is permitted beginning fiscal 2020, the Bank does not expect to elect that option. The Bank expects to adopt the guidance in fiscal 2021. The amendments represent a significant departure from the existing GAAP. The Bank expects the update will result in an increase in the allowance for credit losses given the change to estimated losses over the contractual life adjusted for expected prepayments with an anticipated material impact from longer duration portfolios, as well as the addition of an allowance for debt securities. The Bank is evaluating the effect the ASU 2016-13 will have on its Consolidated Financial Statements and related disclosures which will also depend on the nature of the Bank’s portfolio’s at the date of adoption.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

In January 2017, the FASB issued ASU No. 2017-04 “Intangibles-Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment”. The amendment in this update simplifies the subsequent measurement of goodwill impairment by eliminating the requirement to calculate the implied fair value of goodwill (i.e., the current Step 2 of the goodwill impairment test) to measure a goodwill impairment charge. The impairment test is simply the comparison of the fair value of a reporting unit with its carrying amount (the current Step 1), with the impairment charge being the deficit in fair value but not exceeding the total amount of goodwill allocated to that reporting unit. The simplified one-step impairment test applies to all reporting units (including those with zero or negative carrying amounts). The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Bank expects to adopt the guidance in fiscal 2021. Early adoption is permitted for interim and annual goodwill impairment testing dates after January 1, 2017. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

In March 2017, the FASB issued ASU 2017-08 “Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20)—Premium Amortization on Purchased Callable Debt Securities”. This update amends the amortization period for certain purchased callable debt securities held at a premium. The update requires entities to amortize premiums on debt securities by the first call date when the securities have fixed and determinable call dates and prices. ASU 2017-08 does not change the accounting for discounts, which continue to be recognized over the contractual life of a security. The amendments in the ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period but such adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Adoption of the ASU is on a modified retrospective basis through a cumulative effect adjustment to retained earnings as of the beginning of the year of adoption. The bank expects to adopt the guidance in fiscal 2020. The impact of this ASU will depend upon the position of purchased callable debt securities held at a premium on date of adoption.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments modify certain disclosure requirements for fair value measurements. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The bank expects to adopt the guidance in fiscal 2021. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

k. Convenience translation

The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the six months period ended September 30, 2018 have been translated into U.S. dollars at U.S.$1.00 = Rs. 72.54 as published by the Federal Reserve Board of New York on September 28, 2018. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

2. Restricted Cash

Effective April 1, 2018, the Bank adopted ASU 2016-18 “Statement of Cash Flows (Topic 230)—Restricted Cash” The amendments require that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 95% of the required cash reserve ratio on any particular day. Non-maintenance of the requisite balance is subject to levy of penalty. On adoption of the said update the Bank has classified the cash reserve required to be maintained with the RBI as restricted cash. Accordingly, on retrospective adoption, the Bank has aligned the Consolidated balance sheets with the Consolidated statements of cash flows, the restricted cash has been reclassified into Cash and due from banks or Deposits with banks. In addition, for the Bank’s consolidated statements of cash flows, cash is defined as those amounts included in Cash and due from banks and Deposits with banks. As a result of the adoption of the restricted cash accounting, restricted cash is included with unrestricted cash when reconciling the beginning and ending cash balances on the Consolidated statements of cash flows.

The restricted cash balance as at March 31, 2018 and September 30, 2018 is Rs. 314,463.4 million and Rs. 332,644.3 million (US$ 4,585.7 million), respectively.

Placement with Banks having maturities over 90 days and earlier classified under Term placements, have been reclassified to Deposits with banks. The outstanding balance of Deposit with banks as at March 31, 2018 and September 30, 2018 is Rs. 6,303.4 million and Rs. 12,614.9, respectively. Placements with financial institutions and earlier classified under Term placements have been reclassified to other assets. These placements are in the ordinary course of business and have original maturities of periods between 3 months and 15 years. The outstanding balance of Term placements as at March 31, 2018 and September 30, 2018 is Rs. 133,572.5 million and Rs. 118,364.9 million, respectively.

3. Investments, held for trading

The portfolio of trading securities as of March 31, 2018 and September 30, 2018 was as follows:

	As of March 31, 2018
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	25,962.2	Rs.	19.0	Rs.	8.0	Rs.	25,973.2
Other corporate/financial institution securities		49,982.3		62.8		0.4		50,044.7

Total debt securities	Rs.	75,944.5	Rs.	81.8	Rs.	8.4	Rs.	76,017.9
Other securities (including mutual fund units)		91,488.6		7.4		—		91,496.0

Total	Rs.	167,433.1	Rs.	89.2	Rs.	8.4	Rs.	167,513.9

	As of September 30, 2018
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	55,976.8	Rs.	4.3	Rs.	20.3	Rs.	55,960.8
Other corporate/financial institution securities		22,165.0		2.8		25.0		22,142.8

Total debt securities	Rs.	78,141.8	Rs.	7.1	Rs.	45.3	Rs.	78,103.6
Other securities (including mutual fund units)		87,972.8		328.8		2.8		88,298.8

Total	Rs.	166,114.6	Rs.	335.9	Rs.	48.1	Rs.	166,402.4

Total	US$	2,290.0	US$	4.6	US$	0.7	US$	2,293.9

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

4. Investments, available for sale

The portfolio of available for sale securities as of March 31, 2018 and September 30, 2018 was as follows:

	As of March 31, 2018
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	1,748,761.0	Rs.	9,169.5	Rs.	16,843.9	Rs.	1,741,086.6
State government securities		123,426.9		2,349.7		729.0		125,047.6
Government securities outside India		4,223.8		—		6.8		4,217.0
Credit substitutes		325,159.3		495.3		1,623.1		324,031.5
Other corporate/financial institution bonds		8,226.0		0.1		59.0		8,167.1

Debt securities, other than asset and mortgage-backed securities		2,209,797.0		12,014.6		19,261.8		2,202,549.8
Mortgage-backed securities		82.2		2.8		0.1		84.9
Asset-backed securities		18,966.5		62.9		358.7		18,670.7
Other securities (including mutual fund units) (1)		137.6		0.3		—		137.9

Total	Rs.	2,228,983.3	Rs.	12,080.6	Rs.	19,620.6	Rs.	2,221,443.3

Securities with gross unrealized losses							Rs.	1,174,742.9
Securities with gross unrealized gains								1,046,700.4

							Rs.	2,221,443.3

	As of September 30, 2018
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	2,283,071.8	Rs.	153.4	Rs.	45,696.6	Rs.	2,237,528.6
State government securities		126,193.5		475.0		2,498.7		124,169.8
Government securities outside India		9,008.0		—		7.0		9,001.0
Credit substitutes		359,079.8		56.1		5,481.7		353,654.2
Other corporate/financial institution bonds		5,089.7		19.2		28.0		5,080.9

Debt securities, other than asset and mortgage-backed securities		2,782,442.8		703.7		53,712.0		2,729,434.5
Mortgage-backed securities		68.4		1.7		1.6		68.5
Asset-backed securities		23,171.4		50.4		327.2		22,894.6
Other securities (including mutual fund units) (1)		1,461.8		5.7		—		1,467.5

Total	Rs.	2,807,144.4	Rs.	761.5	Rs.	54,040.8	Rs.	2,753,865.1

Total	US$	38,697.9	US$	10.5	US$	745.0	US$	37,963.4

Securities with gross unrealized losses							Rs.	2,450,776.0
Securities with gross unrealized gains								303,089.1

							Rs.	2,753,865.1

							US$	37,963.4

(1)

The Bank adopted ASU 2016-01 and ASU 2018-03 as of April 1, 2018, resulting in a cumulative effect adjustment from AOCI to retained earnings for net unrealized gains on marketable equity securities AFS. The available-for sale category was eliminated for equity securities amounting to Rs. 1,267.7 million effective April 1, 2018. See Note 1 to the Consolidated Financial Statements for additional details.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

AFS investments of Rs. 1,866,134.2 million and Rs. 2,361,698.4 million (US$ 32,557.2 million) as of March 31, 2018 and September 30, 2018, respectively, are eligible towards the Bank’s statutory liquidity reserve requirements. These balances are subject to withdrawal and usage restrictions towards the reserve requirements, but may be freely traded by the Bank. Of these investments, Rs. 1,354,027.6 million as of March 31, 2018 and Rs. 1,340,941.1 million (US$ 18,485.5 million) as of September 30, 2018, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO), real time gross settlement (RTGS), with the Reserve Bank of India and other financial institutions.

The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 139.3 million and Rs. 1,074.0 million (USD 14.8 million) as other than temporary impairment for six months periods ended September 30, 2017 and September 30, 2018, respectively, because the Bank intends to sell the securities before recovery of their amortized cost. The Bank is of the opinion that the other unrealized losses on its investments in equity and debt securities as of September 30, 2018 are temporary in nature. As of March 31, 2018 and September 30, 2018, the Bank did not hold any debt securities with credit losses for which a portion of other-than-temporary impairment was recognized in other comprehensive income.

The gross unrealized losses and fair value of available for sale securities at March 31, 2018 was as follows:

	As of March 31, 2018
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	540,941.5	Rs.	8,852.9	Rs.	342,621.5	Rs.	7,991.0	Rs.	883,563.0	Rs.	16,843.9
State government securities		31,940.1		729.0		—		—		31,940.1		729.0
Government securities outside India		4,217.0		6.8		—		—		4,217.0		6.8
Credit substitutes		159,026.1		1,002.8		73,734.9		620.3		232,761.0		1,623.1
Other corporate/financial institution bonds		4,057.2		51.8		4,109.6		7.2		8,166.8		59.0

Debt securities, other than asset and mortgage-backed securities		740,181.9		10,643.3		420,466.0		8,618.5		1,160,647.9		19,261.8
Mortgage-backed securities		57.0		0.1		—		—		57.0		0.1
Asset-backed securities		8,331.9		213.1		5,706.1		145.6		14,038.0		358.7
Other securities (including mutual fund units) (1)		—		—		—		—		—		—

Total	Rs.	748,570.8	Rs.	10,856.5	Rs.	426,172.1	Rs.	8,764.1	Rs.	1,174,742.9	Rs.	19,620.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The gross unrealized losses and fair value of available for sale securities at September 30, 2018 was as follows:

	As of September 30, 2018
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	1,607,175.6	Rs.	26,798.4	Rs.	403,729.2	Rs.	18,898.2	Rs.	2,010,904.8	Rs.	45,696.6
State government securities		94,006.8		2,418.4		1,391.7		80.3		95,398.5		2,498.7
Government securities outside India		9,001.0		7.0		—		—		9,001.0		7.0
Credit substitutes		297,685.2		5,068.7		13,133.0		413.0		310,818.2		5,481.7
Other corporate/financial institution bonds		345.2		1.0		3,908.3		27.0		4,253.5		28.0

Debt securities, other than asset and mortgage-backed securities		2,008,213.8		34,293.5		422,162.2		19,418.5		2,430,376.0		53,712.0
Mortgage-backed securities		49.3		1.6		—		—		49.3		1.6
Asset-backed securities		15,507.4		128.7		4,843.3		198.5		20,350.7		327.2
Other securities (including mutual fund units) (1)		—		—		—		—		—		—

Total	Rs.	2,023,770.5	Rs.	34,423.8	Rs.	427,005.5	Rs.	19,617.0	Rs.	2,450,776.0	Rs.	54,040.8

Total	US$	27,898.7	US$	474.6	US$	5,886.5	US$	270.4	US$	33,785.2	US$	745.0

(1)

The Bank adopted ASU 2016-01 and ASU 2018-03 as of April 1, 2018, resulting in a cumulative effect adjustment from AOCI to retained earnings for net unrealized gains on marketable equity securities AFS. The available-for sale category was eliminated for equity securities effective April 1, 2018. See Note 1 to the Consolidated Financial Statements for additional details.

The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of September 30, 2018 is set out below:

	As of September 30, 2018
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	994,039.3	Rs.	991,982.8	US$	13,675.0
Over one year through five years		496,658.0		488,542.4		6,734.8
Over five years through ten years		873,880.1		847,927.6		11,689.1
Over ten years		417,865.4		400,981.7		5,527.7

Total	Rs.	2,782,442.8	Rs.	2,729,434.5	US$	37,626.6

The contractual residual maturity of available for sale mortgage-backed and asset-backed securities as of September 30, 2018 is set out below:

	As of September 30, 2018
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	14,093.8	Rs.	13,914.5	US$	191.8
Over one year through five years		9,043.4		8,897.6		122.7
Over five years through ten years		14.8		14.4		0.2
Over ten years		87.8		136.6		1.9

Total	Rs.	23,239.8	Rs.	22,963.1	US$	316.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Gross realized gains and gross realized losses from sale of available for sale securities and dividends and interest on such securities are set out below:

	Six months ended September 30,
	2017		2018		2018
			(In millions)
Gross realized gains on sale	Rs.	7,919.4	Rs.	1,361.4	US$	18.7
Gross realized losses on sale		(140.6)		(515.4)		(7.0)

Realized gains (losses), net		7,778.8		846.0		11.7
Dividends and interest		76,137.5		92,277.1		1,272.1

Total	Rs.	83,916.3	Rs.	93,123.1	US$	1,283.8

5. Investments, held to maturity

There were no HTM securities as of March 31, 2018 and September 30, 2018.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

6. Loans

Loan balances include Rs. 665,906.2 million and Rs. 559,921.7 million (US$ 7,718.8 million) as of March 31, 2018 and September 30, 2018, respectively, which have been pledged as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2018 and September 30, 2018 were as follows:

	As of ,
	March 31, 2018		September 30, 2018		September 30, 2018
	(In millions)
Retail loans:
Auto loans	Rs.	885,234.7	Rs.	943,343.6	US$	13,004.5
Personal loans/Credit cards		1,187,127.1		1,360,461.8		18,754.6
Retail business banking		1,305,219.8		1,364,445.1		18,809.6
Commercial vehicle and construction equipment finance		595,813.6		658,399.1		9,076.4
Housing loans		362,718.1		478,811.5		6,600.7
Other retail loans		877,251.3		959,670.3		13,229.5

Subtotal	Rs.	5,213,364.6	Rs.	5,765,131.4	US$	79,475.3
Wholesale loans	Rs.	2,162,814.4	Rs.	2,504,535.8	US$	34,526.2

Gross loans		7,376,179.0		8,269,667.2		114,001.5
Less: Allowance for credit losses		112,507.2		130,885.8		1,804.3

Total	Rs.	7,263,671.8	Rs.	8,138,781.4	US$	112,197.2

Gross loans analyzed by performance are as follows:

	As of,
	March 31, 2018		September 30, 2018		September 30, 2018
	(In millions)
Performing	Rs.	7,267,461.7	Rs.	8,145,111.8	US$	112,284.4
Impaired		108,717.3		124,555.4		1,717.1

Total gross loans	Rs.	7,376,179.0	Rs.	8,269,667.2	US$	114,001.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table provides details of age analysis of loans as of March 31, 2018 and September 30, 2018.

	As of March 31, 2018
	31-90 days past due		Impaired/91 days or more past due		Total current[1,2]		Total
	(In millions)
Retail Loans
Auto loans	Rs.	4,384.5	Rs.	8,634.5	Rs.	872,215.7	Rs.	885,234.7
Personal loans/Credit card		8,179.1		10,150.9		1,168,797.1		1,187,127.1
Retail business banking		10,522.0		25,547.2		1,269,150.6		1,305,219.8
Commercial vehicle and construction equipment finance		7,324.9		6,968.1		581,520.6		595,813.6
Housing loans		25.9		1,899.5		360,792.7		362,718.1
Other retail		8,716.0		22,704.3		845,831.0		877,251.3
Wholesale loans		308.6		32,812.8		2,129,693.0		2,162,814.4

Total	Rs.	39,461.0	Rs.	108,717.3	Rs.	7,228,000.7	Rs.	7,376,179.0

1)	Loans up to 30 days past due are considered current
2)	Includes crop related agricultural loans with days past due less than 366 as they are not considered as impaired Rs. 31.5 billion.

	As of September 30, 2018
	31-90 days past due		Impaired /91 days or more past due		Total current[1,2]		Total
	(In millions)
Retail Loans
Auto loans	Rs.	7,569.8	Rs.	10,874.9	Rs.	924,898.9	Rs.	943,343.6
Personal loans/Credit card		11,325.5		13,304.4		1,335,831.9		1,360,461.8
Retail business banking		9,106.3		26,940.0		1,328,398.8		1,364,445.1
Commercial vehicle and construction equipment finance		12,318.7		9,130.9		636,949.5		658,399.1
Housing loans		45.9		1,960.8		476,804.8		478,811.5
Other retail		8,276.3		29,540.1		921,853.9		959,670.3
Wholesale loans		1,218.0		32,804.3		2,470,513.5		2,504,535.8

Total	Rs.	49,860.5	Rs.	124,555.4	Rs.	8,095,251.3	Rs.	8,269,667.2

Total	US$	687.4	US$	1,717.1	US$	111,597.0	US$	114,001.5

1)	Loans up to 30 days past due are considered current
2)	Includes crop related agricultural loans with days past due less than 366 as they are not considered as impaired Rs. 32.3 billion.

The Bank has a credit risk mitigating/monitoring mechanism which is comprised of target market definitions, credit approval process, post-disbursement monitoring and remedial management procedures.

For wholesale credit risk in addition to the credit approval process the Bank has an approved framework for the review and approval of credit ratings. Credit Policies and Procedures articulate credit risk strategy and thereby the approach for credit origination, approval and maintenance. The Credit Policies generally address such areas as target markets, portfolio mix, prudential exposure ceilings, concentration limits, price and non-price terms, structure of limits, approval authorities, exception reporting system, prudential accounting and provisioning norms. These are reviewed in detail at annual or more frequent intervals. To ensure adequate diversification of risk, concentration limits have been set up in terms of borrower/business group, industry and risk grading.

For retail credit the policy and approval processes are designed for the fact that the Bank has high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps. The quantitative parameters considered include income, residence stability, the nature of the employment/business, while the qualitative parameters include accessibility, contractibility and profile. The credit policies/product programs are based on a statistical analysis of the Bank’s experience and industry data, in combination with the judgment of the Bank’s senior officers. The Bank mines data on its borrower account behavior as well as static data regularly to monitor the portfolio performance of each product segment and use these as inputs in revising the Bank’s product programs, target market definitions and credit assessment criteria to meet the Bank’s twin objectives of combining volume growth and maintenance of asset quality.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

As an integral part of the credit process, the Bank has a credit rating model appropriate to its wholesale and retail credit segments (see note1(f)). The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal grading is updated at least annually.

Retail Loans

Credit quality indicator based on payment activity as of March 31, 2018 and as of September 30, 2018 is given below.

	As of March 31, 2018
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Total
	(In millions)
Performing	Rs.	876,600.2	Rs.	1,176,976.2	Rs.	1,279,672.6	Rs.	588,845.5	Rs.	360,818.6	Rs.	854,547.0	Rs.	5,137,460.1
Impaired		8,634.5		10,150.9		25,547.2		6,968.1		1,899.5		22,704.3		75,904.5

Total	Rs.	885,234.7	Rs.	1,187,127.1	Rs.	1,305,219.8	Rs.	595,813.6	Rs.	362,718.1	Rs.	877,251.3	Rs.	5,213,364.6

	As of September 30, 2018
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Total
	(In millions)
Performing	Rs.	932,468.7	Rs.	1,347,157.4	Rs.	1,337,505.1	Rs.	649,268.2	Rs.	476,850.7	Rs.	930,130.2	Rs.	5,673,380.3
Impaired		10,874.9		13,304.4		26,940.0		9,130.9		1,960.8		29,540.1		91,751.1

Total	Rs.	943,343.6	Rs.	1,360,461.8	Rs.	1,364,445.1	Rs.	658,399.1	Rs.	478,811.5	Rs.	959,670.3	Rs.	5,765,131.4

Total	US$	13,004.5	US$	18,754.6	US$	18,809.6	US$	9,076.4	US$	6,600.7	US$	13,229.5	US$	79,475.3

Wholesale Loans

The Bank has in place a process of grading each borrower according to its financial health and the performance of its business and each borrower is graded as pass/labeled/impaired. Wholesale loans that are not impaired are disclosed as pass or labeled and considered to be performing. Labeled loans are those with evidence of weakness where such exposures indicate deteriorating trends which if not corrected could adversely impact repayment of the obligations. The Bank’s model assesses the overall risk over four major categories – industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.

	As of ,
	March 31, 2018		September 30, 2018		September 30, 2018
	(In millions)
Credit quality indicators-Internally assigned grade and payment activity
Pass	Rs.	2,116,499.3	Rs.	2,456,509.5	US$	33,864.2
Labeled		13,502.3		15,222.0		209.8
Impaired		32,812.8		32,804.3		452.2

Total	Rs.	2,162,814.4	Rs.	2,504,535.8	US$	34,526.2

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Impaired loans are those for which the Bank believes that it is probable that it will not collect all amounts due according to the original contractual terms of the loans and includes troubled debt restructuring. The following table provides details of impaired loans as of March 31, 2018 and September 30, 2018.

	As of March 31, 2018
	Recorded investments		Unpaid principal balance		Related specific allowance		Average recorded investments		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	8,634.5	Rs.	8,634.5	Rs.	3,682.2	Rs.	7,370.1	Rs.	8,634.5
Personal loans/Credit card		10,150.9		10,150.9		6,182.6		8,309.2		10,150.9
Retail business banking		25,547.2		25,547.2		18,709.4		23,303.7		25,547.2
Commercial vehicle and construction equipment finance		6,968.1		6,968.1		4,806.1		6,527.4		6,968.1
Housing loans		1,899.5		1,899.5		974.4		1,788.9		1,899.5
Other retail		22,704.3		22,704.3		12,922.8		17,005.2		22,704.3
Wholesale loans		32,812.8		32,812.8		15,323.0		31,544.3		32,812.8

Total	Rs.	108,717.3	Rs.	108,717.3	Rs.	62,600.5	Rs.	95,848.8	Rs.	108,717.3

	As of September 30, 2018
	Recorded investments		Unpaid principal balance		Related specific allowance		Average recorded investments		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	10,874.9	Rs.	10,874.9	Rs.	4,915.2	Rs.	9,754.7	Rs.	10,874.9
Personal loans/Credit card		13,304.4		13,304.4		8,058.6		11,727.7		13,304.4
Retail business banking		26,940.0		26,940.0		19,251.3		26,243.6		26,940.0
Commercial vehicle and construction equipment finance		9,130.9		9,130.9		5,998.3		8,049.5		9,130.9
Housing loans		1,960.8		1,960.8		989.9		1,930.2		1,960.8
Other retail		29,540.1		29,540.1		18,498.2		26,122.2		29,540.1
Wholesale loans		32,804.3		32,804.3		15,317.0		32,808.6		32,804.3

Total	Rs.	124,555.4	Rs.	124,555.4	Rs.	73,028.5	Rs.	116,636.5	Rs.	124,555.4

Total	US$	1,717.1	US$	1,717.1	US$	1,006.7	US$	1,607.9	US$	1,717.1

Impaired loans by industry as of March 31, 2018 and September 30, 2018 are as follows:

	As of March 31, 2018
	(In millions)
Gross impaired loans by industry:
—Wholesale Trade- Non Industrial	Rs.	15,239.0
—Consumer Loans		15,236.4
—Agriculture Production—Food		12,227.0
—Food and Beverage		7,007.4
—Retail Trade		6,279.0
—Agri-Allied		6,184.0
—Others (none greater than 5% of impaired loans)		46,544.5

Total	Rs.	108,717.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

	As of September 30, 2018
	(In millions)
Gross impaired loans by industry:
— Consumer Loans	Rs.	19,278.4	US$	265.8
— Agriculture Production—Food		17,298.2		238.5
— Wholesale Trade- Non Industrial		15,198.3		209.5
— Food and Beverage		7,553.5		104.1
— Retail Trade		6,832.2		94.2
— Agri-Allied		6,257.7		86.3
— Others (none greater than 5% of impaired loans)		52,137.1		718.7

Total	Rs.	124,555.4	US$	1,717.1

Summary information relating to impaired loans during the year ended March 31, 2018 and September 30, 2018 is as follows:

	As of,
	March 31, 2018		September 30, 2018		September 30, 2018
			(In millions)
Average impaired loans, net of allowance	Rs.	41,683.2	Rs.	48,821.9	US$	673.0
Interest income recognized on impaired loans	Rs.	7,433.7	Rs.	2,975.6	US$	41.0

Allowance for credit losses as of March 31, 2018 are as follows:

	As of March 31, 2018
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	2,792.9	Rs.	4,040.0	Rs.	15,278.4	Rs.	4,398.5	Rs.	739.3	Rs.	6,767.5	Rs.	11,713.5	Rs.	28,110.6	Rs.	4,656.2	Rs.	78,496.9
Write-offs		(6,826.4)		(16,714.3)		(5,730.0)		(3,644.0)		(61.5)		(4,557.4)		(444.7)		—		—		(37,978.3)
Net allowance for credit losses*		7,715.7		18,856.9		9,161.0		4,051.6		296.6		10,712.7		4,054.2		14,036.8		3,103.1		71,988.6
Allowance for credit losses, end of the period	Rs.	3,682.2	Rs.	6,182.6	Rs.	18,709.4	Rs.	4,806.1	Rs.	974.4	Rs.	12,922.8	Rs.	15,323.0	Rs.	42,147.4	Rs.	7,759.3	Rs.	112,507.2

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	15,323.0	Rs.	—	Rs.	—	Rs.	15,323.0
Allowance collectively evaluated for impairment		3,682.2		6,182.6		18,709.4		4,806.1		974.4		12,922.8		—		42,147.4		7,759.3		97,184.2
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		32,812.8		—		—		32,812.8
Loans collectively evaluated for impairment		8,634.5		10,150.9		25,547.2		6,968.1		1,899.5		22,704.3		—		5,137,460.1		2,130,001.6		7,343,366.2

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 12,590.8 million.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Allowance for credit losses as of September 30, 2018 are as follows:

	As of September 30, 2018
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	3,682.2	Rs.	6,182.6	Rs.	18,709.4	Rs.	4,806.1	Rs.	974.4	Rs.	12,922.8	Rs.	15,323.0	Rs.	42,147.4	Rs.	7,759.3	Rs.	112,507.2	US$	1,551.0
Write-offs		(4,183.5)		(11,190.0)		(5,257.0)		(2,004.2)		(65.2)		(2,409.9)		(570.0)		—		—		(25,679.8)		(354.1)
Net allowance for credit losses*		5,416.5		13,066.0		5,798.9		3,196.4		80.7		7,985.3		564.0		8,113.3		(162.7)		44,058.4		607.4
Allowance for credit losses, end of the period	Rs.	4,915.2	Rs.	8,058.6	Rs.	19,251.3	Rs.	5,998.3	Rs.	989.9	Rs.	18,498.2	Rs.	15,317.0	Rs.	50,260.7	Rs.	7,596.6	Rs.	130,885.8	US$	1,804.3

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	15,317.0	Rs.	—	Rs.	—	Rs.	15,317.0	US$	211.2
Allowance collectively evaluated for impairment		4,915.2		8,058.6		19,251.3		5,998.3		989.9		18,498.2		—		50,260.7		7,596.6		115,568.8		1,593.1
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		32,804.3		—		—		32,804.3		452.2
Loans collectively evaluated for impairment		10,874.9		13,304.4		26,940.0		9,130.9		1,960.8		29,540.1		—		5,673,380.3		2,471,731.5		8,236,862.9		113,549.3

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 7,204.1 million (US$ 99.3 million)

The unallocated allowance is assessed at each period end and the increase/(decrease) as the case may be is recorded in the income statement under allowances for credit losses. There is no transfer of amounts to or from the unallocated category to the specific category.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Troubled debt restructuring (TDR)

When the Bank grants concession, for economic or legal reasons related to a borrower’s financial difficulties, for other than an insignificant period of time, the related loan is classified as a TDR. Concessions could include a reduction in the interest rate below current market rates, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered TDRs. On restructuring, the loans are re-measured to reflect the impact, if any, on projected cash flows resulting from the modified terms. Modification may have little or no impact on the allowance established for the loan if there was no forgiveness of the principal and the interest was not decreased. A charge off may be recorded at the time of restructuring if a portion of the loan is deemed to be uncollectible.

There were nil TDR modifications during the year ended March 31, 2018 and the six months period ended September 30, 2018. Further, there were nil TDRs that have defaulted in the current period within 12 months of their modification date. The defaulted TDRs are based on a payment default definition of 90 days past due.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

7. Goodwill and other intangible assets

Goodwill arising from a business combination is tested at least on an annual basis for impairment. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million (US$ 1,033.1 million) for the year ended March 31, 2018 and six months period ended September 30, 2018. The entire amount of goodwill was allocated to the retail business. The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by class of intangible assets as of March 31, 2018 and September 30, 2018:

	As of March 31, 2018						As of September 30, 2018
	Gross carrying amount		Accumulated amortization		Net carrying amount		Gross carrying amount		Accumulated amortization		Net carrying amount		Net carrying amount
							(In millions)
Branch network	Rs.	8,335.0	Rs.	8,335.0	Rs.	—	Rs.	8,335.0	Rs.	8,335.0	Rs.	—	US$	—
Customer list		2,710.0		2,710.0		—		2,710.0		2,710.0		—		—
Core deposit		4,414.0		4,414.0		—		4,414.0		4,414.0		—		—
Favorable leases		543.0		542.0		1.0		543.0		542.5		0.5		—

Total	Rs.	16,002.0	Rs.	16,001.0	Rs.	1.0	Rs.	16,002.0	Rs.	16,001.5	Rs.	0.5	US$	—

Branch network intangible represents the benefit that the Bank received through the acquisition of a ready branch network from Centurion Bank of Punjab Limited (“CBoP”) as opposed to having to build a new one. The fair value attributable to the branch network intangible is the difference in the present values of the earnings (net of costs) that the Bank would have generated if the Bank had set up its own branches/ATMs (the “Hypothetical New Branch Network Earnings”) and the earnings (net of costs) that were generated because of the acquisition of CBoP (the “CBoP Branch Network Earnings”). Similar streams of revenues and operating costs (and therefore profits) from CBoP’s existing customer base and loan portfolio (includes net interest income, fees and commission) have been considered in determining the values of the Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings. Other assets including intangibles such as customer list, core deposits, loans, premises and equipment have been considered as assets of Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings and the value of these assets have been included in both of the networks. The aforesaid present values to compute the said intangible assets was intended to capture the advantages that the Bank received through the acquisition of a ready branch network from CBoP (as opposed to having to build a new one) in terms of time and of avoiding the administrative process required to obtaining branch licenses from the Reserve Bank of India (RBI). The Bank calculated the value of the customer list intangible through the cost approach by considering the estimated direct unit costs to source these customers multiplied by the number of customers. The Bank used the cost savings approach, i.e. the difference between the estimated cost of funds on deposit (interest cost and net maintenance costs) and the estimated cost of an equal amount of funds from an alternative source to calculate the core deposit intangible. The valuation of favorable leases intangibles was based on the cost saving to the Bank and future economic benefit until the lease expiry.

The aggregate amortization charged for the six months periods ended September 30, 2017 and September 30, 2018 was Rs. 0.5 million and Rs. 0.5 million, respectively.

The estimated amortization expense for intangible assets for each of the five succeeding twelve months period is given in the table below:

	As of September 30,
	2018		2018
	(In millions)
To be amortized during the twelve months ending September 30:
2019	Rs.	0.5	US$	—
2020		—		—
2021		—		—
2022		—		—
2023		—		—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

8. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2018 and September 30, 2018 comprised of the following:

	As of,
	March 31, 2018		September 30, 2018		September 30, 2018
	(In millions)
Borrowed in the call market	Rs.	28,585.7	Rs.	10,437.2	US$	143.9
Term borrowings from institutions/banks		391,950.0		304,020.2		4,191.1
Foreign currency borrowings		307,066.6		287,340.1		3,961.1
Bills rediscounted		51,599.4		—		—

Total	Rs.	779,201.7	Rs.	601,797.5	US$	8,296.1

9. Long-term debt

Long-term debt as of March 31, 2018 and September 30, 2018 comprised of the following:

	As of ,
	March 31, 2018		September 30, 2018		September 30, 2018
	(In millions)
Subordinated debt	Rs.	231,070.0	Rs.	236,570.0	US$	3,261.2
Others		701,885.6		815,440.0		11,241.2
Less: Debt issuance cost		(49.3)		(41.5)		(0.5)

Total	Rs.	932,906.3	Rs.	1,051,968.5	US$	14,501.9

The below table presents the balance of long-term debt as of March 31, 2018 and September 30, 2018 and the related contractual rates and maturity dates:

	As of,
	March 31, 2018				September 30, 2018
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total
	(In millions)
Subordinated debt
Subordinated debt (other than perpetual debt)	2019-2028	7.56% to 10.85%	Rs.	151,063.5	2019-2029	7.56% to10.85%	Rs.	153,564.6	US$	2,117.0
Perpetual debt	2023	8.85%		79,997.3	2023-2029	8.85% to 9.40%		82,997.6		1,144.2
Others*
Variable rate—(1)	2020-2022	2.68% to 3.25%		32,227.2	2020-2022	3.01% to 3.56%		38,026.3		524.2
Variable rate—(2)	2019-2023	7.64% to 10.05%		108,196.7	2019-2024	7.95% to 10.05%		131,174.4		1,808.3
Fixed rate—(1)	2019-2027	6.90% to 10.35%		561,421.6	2019-2027	4.60% to 10.35%		646,205.6		8,908.2
Fixed rate—(2)	—	—		—	—	—		—		—

Total			Rs.	932,906.3			Rs.	1,051,968.5	US$	14,501.9

*    Variable rate (1) and fixed rate (2) represent foreign currency debt

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The scheduled maturities of long-term debt are set out below:

	As of September 30, 2018
	(In millions)
Due in the twelve months ending September 30:
2019	Rs.	321,402.0	US$	4,430.7
2020		131,141.7		1,807.9
2021		154,258.4		2,126.5
2022		23,360.0		322.0
2023		54,500.0		751.3
Thereafter		284,308.8		3,919.3

Total (1)	Rs.	968,970.9	US$	13,357.7

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 82,997.6 million (net of debt issuance cost).

During the six months period ended September 30, 2018 the Bank issued subordinated debt amounting to Rs. 2,500.0 million (previous period Rs. 20,000.0 million) and perpetual debt amounting to Rs. 3,000 million (previous period Rs. 80,000.0 million). During the six months period ended September 30, 2018 the Bank also raised other long-term debt amounting to Rs. 168,487.9 million (previous period Rs. 144,497.4 million).

As of March 31, 2018 and September 30, 2018, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 32,260.9 million and Rs. 38,054.0 million, respectively, and functional currency borrowings aggregating to Rs. 669,624.7 million and Rs. 777,386.0 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

10. Accumulated other comprehensive income

The below table presents the changes in accumulated other comprehensive income (OCI) after tax for the years ended March 31, 2018 and six months period ended September 30, 2018.

	Available for sale securities		Foreign currency translation reserve		Total
	(In millions)
Balance, March 31, 2017	Rs.	25,433.1	Rs.	598.5	Rs.	26,031.6
Net unrealized gain/(loss) arising during the period		(21,445.3)		72.1		(21,373.2)
Amounts reclassified to income		(8,455.1)		—		(8,455.1)

Balance, March 31, 2018	Rs.	(4,467.3)	Rs.	670.6	Rs.	(3,796.7)

Balance, March 31, 2018	Rs.	(4,467.3)	Rs.	670.6	Rs.	(3,796.7)
Adjustment to Other Comprehensive Income (loss)		(268.0)		—		(268.0)
Net unrealized gain/(loss) arising during the period		(28,365.0)		1,293.6		(27,071.4)
Amounts reclassified to income		(1,392.3)		—		(1,392.3)

Balance, September 30, 2018	Rs.	(34,492.6)	Rs.	1,964.2	Rs.	(32,528.4)

Balance, September 30, 2018	US$	(475.5)	US$	27.1	US$	(448.4)

The below table presents the reclassification out of accumulated other comprehensive income (OCI) by income line item and the related tax effect for six months periods ended September 30, 2017 and September 30, 2018.

	As of September 30,
	2017		2018		2018
	(In millions)
Available for sale securities:
Realized (gain)/loss on sales of available for sale securities, net	Rs.	(9,894.9)	Rs.	(3,214.1)	US$	(44.3)
Other than temporary impairment losses on available for sale securities		139.3		1,074.0		14.8

Total before tax	Rs.	(9,755.6)	Rs.	(2,140.1)	US$	(29.5)
Income tax		3,376.2		747.8		10.3

Net of tax	Rs.	(6,379.4)	Rs.	(1,392.3)	US$	(19.2)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

11. Non-interest revenue

Revenue Recognition

Deposit related fees

Deposit-related fees consist of fees earned on consumer deposit activities and are generally recognized when the transaction occurs or as the service is performed. Consumer fees are earned on consumer deposit accounts for account maintenance and various transaction-based services, such as ATM transactions, wire transfer activities, check and money order processing, standing instruction processing, cash management services, etc.

Lending related fees

Lending-related fees generally represent transactional fees earned from certain loan related services, guarantees and letters of credit (LCs).

Third party products related fees

Third party products related fees consist of fees earned from distribution of third party products such as insurance and mutual funds.

Payments and cards business fees

Payments and cards business fees includes fees earned from merchant acquiring business and on Credit/Debit/Prepaid/Forex cards etc. Cards business income includes annual and renewal fees, late and over-limit fees, currency conversion fees, as well as fees earned from interchange, cash advances and other miscellaneous transactions fees. Interchange fees are recognized upon settlement of the credit and debit card payment transactions and are generally determined on a percentage basis for credit and debit cards based on the corresponding payment network’s rates. Substantially all cards business related fees are recognized at the transaction date, except for certain time-based fees such as annual fees, which are recognized over twelve months. Fees charged to cardholders that are estimated to be uncollectible are reversed. Payments business fees includes fees earned from merchants net of interchange expenses paid to issuing banks, rentals from point of sale machines, merchant service charges, etc.

The table below presents the non-interest revenue disaggregated by revenue source for the six months period ended September 30, 2017 and September 30, 2018.

	Six months ended September 30,
	2017		2018		2018
		(In millions)
Deposit related fees	Rs.	10,480.2	Rs.	12,098.4	USD	166.8
Lending related fees		15,936.3		15,631.3		215.5
Third party products related fees		8,651.5		9,411.0		129.7
Payments and cards business fees		14,681.8		21,093.1		290.8
Others		3,621.5		3,653.0		50.3

Fees and commissions	Rs.	53,371.3	Rs.	61,886.8	USD	853.1
Trading securities gain/(loss), net		64.8		61.8		0.9
Realized gain/(loss) on sales of available for sale securities, net		7,778.8		846.0		11.7
Other than temporary impairment losses on available for sale securities		(139.3)		(1,074.0)		(14.8)
Foreign exchange transactions		(2,852.6)		(10,471.2)		(144.4)
Derivatives gain/(loss), net		8,833.8		17,464.2		240.8
Other, net		255.1		3,656.5		50.4

Total non-interest revenue, net	Rs.	67,311.9	Rs.	72,370.1	USD	997.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

12. Stock-based compensation

For details of the Bank’s employee stock option scheme refer to the Bank’s Form 20-F filed with the Securities and Exchange Commission on July 25, 2018.

On September 1, 2018 and September 29, 2018, the Nomination and Remuneration Committee of the Board approved, under plan G, the grant of 19,119,000 options (Scheme XXIX) and the grant of 440,000 options (Scheme XXX), respectively, to the employees of the Bank.

Assumptions used

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

Six months period ended September 30,
	2017	2018
Dividend yield	0.65%-0.66%	0.63%-0.65%
Expected volatility	19.94%-21.65%	14.53%-18.68%
Risk-free interest rate	6.73%-7.20%	7.98%-8.31%
Expected term (in years)	4.66-6.06	2.78-5.11

The Bank recognizes compensation expense related to stock and option awards over the requisite service period, generally based on the instruments’ grant-date fair value, reduced by expected forfeitures. Ultimately, the compensation cost for all awards that vest is recognized.

Activity and other details

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Number of options available to be granted six months period ended September 30,
	2017	2018
Options available to be granted, beginning of period*	133,673,650	117,841,600
Equity shares allocated for grant under the plan	—	—
Options granted	(16,882,050)	(19,559,000)
Forfeited/lapsed*	662,200	2,112,885

Options available to be granted, end of period	117,453,800	100,395,485

*	Does not include options exchanged on acquisition of CBoP since these options on forfeiture/ lapse are not available for re-issue.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Six months period ended September 30,
	2017			2018
	Options	Weighted average exercise price		Options	Weighted average exercise price
Options outstanding, beginning of period	92,156,300	Rs.	904.97	75,443,800	Rs.	1,050.22
Granted	16,882,050		1,433.23	19,559,000		2,059.96
Exercised	(21,450,900)		846.20	(17,641,881)		908.50
Forfeited	(628,800)		1,037.81	(2,059,885)		1,405.41
Lapsed	(33,400)		1,027.21	(53,000)		828.90
Options outstanding, end of period	86,925,250	Rs.	1,021.06	75,248,034	Rs.	1,336.34
Options exercisable, end of period	57,929,800	Rs.	885.97	46,378,584	Rs.	1,011.72
Weighted average fair value of options granted during the year		Rs.	464.27		Rs.	524.83

The following summarizes information about stock options outstanding as of September 30, 2018:

		As of September 30, 2018
Plan	Range of exercise price	Number of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price
Plan C	Rs.680.00 to Rs.835.50 (or US$ 9.37to US$ 11.52)	1,597,500	1.35	686.88
Plan D	Rs. 680.00 (or US$ 9.37)	844,400	1.40	680.00
Plan E	Rs.680.00 (or US$ 9.37)	3,055,900	1.42	680.00
Plan F	Rs.835.50 to Rs.1462.15 (or US$ 11.52 to US$ 20.16)	50,191,234	3.16	1,126.02
Plan G	Rs.2006.05 to Rs. 2061.20 (or US$ 27.65 to US$ 28.41)	19,559,000	4.07	2,059.96

The intrinsic value, of options exercised during the six months ended September 30, 2017 and September 30, 2018 at grant date was Rs. 12.2 million and nil, respectively, and at exercise date was Rs. 20,582.2 million and Rs. 19,362.9 million, respectively. The aggregate intrinsic value as of grant date and as at September 30, 2018 attributable to options which are outstanding as on September 30, 2018 was Rs. 0.6 million (previous period Rs. 17.2 million) and Rs. 51,448.9 million (previous period Rs. 68,205.2 million), respectively. The aggregate intrinsic value as at grant date and as at September 30, 2018 attributable to options exercisable as on September 30, 2018 was Rs. 0.2 million (previous period Rs. 16.7 million) and was Rs. 46,115.4 million (previous period Rs. 53,279.7 million), respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 3,894.7 million and Rs. 2,026.5 million during the six months periods ended September 30, 2017 and September 30, 2018, respectively. There is no tax benefit recognized associated with share-based compensation expense. As of September 30, 2018, there were 28,869,450 (previous period 28,995,450) unvested options with weighted average exercise price of Rs. 1,857.8 (previous period Rs. 1,290.9) and aggregate intrinsic value at grant date and as at September 30, 2018, was Rs. 0.3 million (previous period 0.6 million) and was Rs. 5,333.5 million (previous period Rs. 14,925.5 million), respectively. As at September 30, 2018, the total estimated compensation cost to be recognized in future periods was Rs. 10,045.4 million (previous period Rs. 6,683.1 million). This is expected to be recognized over a weighted average period of 1.23 year.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

13. Financial instruments

Foreign exchange and derivative contracts

The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating rate interest cash flows. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined being the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer the right, but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates during the tenure of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, the value of the transaction and the extent to which the transaction is uncovered. Credit risk is the exposure to loss in the event of default by counterparties. The extent of loss on account of a counterparty default will depend on the replacement value of the contract at the ongoing market rates.

The Bank uses its pricing models to determine fair values of its derivative financial instruments. The Bank records credit risk valuation adjustments on derivative financial instruments in order to reflect the credit quality of the counterparties and its own credit quality. The Bank calculates valuation adjustments on derivatives based on observable market credit risk spreads.

The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2018 and September 30, 2018, together with the fair values on each reporting date.

	As of March 31, 2018
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	3,084,700.1	Rs.	10,618.3	Rs.	9,520.9	Rs.	1,097.4
Forward rate agreements		2,073.1		2.5		2.6		(0.1)
Currency options		234,613.3		1,863.1		2,361.6		(498.5)
Currency swaps		161,301.3		4,929.0		4,882.5		46.5
Forward exchange contracts		4,344,675.7		33,423.4		39,357.1		(5,933.7)

Total	Rs.	7,827,363.5	Rs.	50,836.3	Rs.	56,124.7	Rs.	(5,288.4)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

	As of September 30, 2018
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	4,072,519.4	Rs.	28,832.1	Rs.	28,373.6	Rs.	458.5	US$	56,141.7	US$	6.3
Forward rate agreements		1,890.9		2.2		2.3		(0.1)		26.1		—
Currency options		315,354.1		3,914.0		3,873.2		40.8		4,347.3		0.6
Currency swaps		200,790.5		11,974.2		7,605.7		4,368.5		2,768.0		60.2
Forward exchange contracts		4,942,393.7		107,614.9		101,192.5		6,422.4		68,133.4		88.5

Total	Rs.	9,532,948.6	Rs.	152,337.4	Rs.	141,047.3	Rs.	11,290.1	US$	131,416.5	US$	155.6

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in net income. The gross assets and the gross liabilities are recorded in ‘other assets’ and ‘accrued expenses and other liabilities’, respectively.

The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the six months ended September 30,
	2017		2018		2018
	(In millions)
Interest rate derivatives	Rs.	968.8	Rs.	(55.3)	US$	(0.8)
Currency options		(454.1)		492.8		6.8
Currency swaps		(1,386.3)		3,808.0		52.5
Forward exchange contracts		9,705.4		13,218.7		182.3

Total gains/(losses)	Rs.	8,833.8	Rs.	17,464.2	US$	240.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Offsetting

The following table shows the impact of netting arrangements on derivative financial instruments, repurchase and reverse repurchase agreements that are subject to enforceable master netting arrangements or similar agreements, but are not offset in accordance with ASC 210-20-45 and ASC 815-10-45.

The Bank enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements or similar agreements with substantially all of the Bank’s foreign exchange and derivative contract counterparties. These master netting agreements, give the Bank, in the event of default by the counterparty, the right to liquidate collaterals held or placed and to offset receivables and payables with the same counterparty. In the table below the Bank has presented the gross derivative assets and liabilities adjusted for the effects of master netting agreements and collaterals received or pledged.

Transactions with counterparties for Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) are settled through the Clearing Corporation of India Limited (“CCIL”), a centralized clearing house. Collaterals received or pledged comprise of highly liquid investments. For undertaking the above transactions, power of attorney is executed by the Bank and the counterparties in favor of CCIL to liquidate the securities pledged in the event of default.

	As of March 31, 2018
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	50,836.3	Rs.	—	Rs.	50,836.3	Rs.	34,782.9	Rs.	4,297.0	Rs.	11,756.4
Securities purchased under agreements to resell		650,018.6		—		650,018.6		—		650,018.6		—
Financial liabilities
Derivative liabilities	Rs.	56,124.7	Rs.	—	Rs.	56,124.7	Rs.	34,782.9	Rs.	378.3	Rs.	20,963.5
Securities sold under repurchase agreements		138,000.0		—		138,000.0		—		138,000.0		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

	As of September 30, 2018
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	152,337.4	Rs.	—	Rs.	152,337.4	Rs.	106,947.3	Rs.	7,087.9	Rs.	38,302.2	US$	528.0
Securities purchased under agreements to resell		110,673.9		—		110,673.9		—		110,673.9		—		—
Financial liabilities
Derivative liabilities	Rs.	141,047.3	Rs.	—	Rs.	141,047.3	Rs.	106,947.3	Rs.	9,575.6	Rs.	24,524.4	US$	338.1
Securities sold under repurchase agreements		346,807.1		—		346,807.1		—		346,807.1		—		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on case by case basis as may be assessed by the Bank. The remaining tenure of guarantees presently issued by the Bank and currently outstanding ranges from 1 day to 14.4 years.

The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.

In accordance with FASB ASC 460-10 the Bank has recognized a liability of Rs. 2,825.4 million and Rs. 3,268.6 million as of March 31, 2018 and September 30, 2018, respectively, in respect of guarantees issued or modified. Based on historical trends, in accordance with FASB ASC 450, the Bank has recognized a liability of Rs. 2,545.2 million and Rs. 2,476.5 million as of March 31, 2018 and September 30, 2018, respectively.

Details of guarantees and documentary credits outstanding are set out below:

	As of,
	March 31, 2018		September 30, 2018		September 30, 2018
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	237,417.3	Rs.	244,999.4	US$	3,377.4
Performance guarantees		214,088.3		263,702.0		3,635.3
Documentary credits		395,452.7		451,156.9		6,219.4

Total	Rs.	846,958.3	Rs.	959,858.3	US$	13,232.1

Estimated fair values:
Guarantees	Rs.	(2,825.4)	Rs.	(3,268.6)	US$	(45.1)
Documentary credits		(406.1)		(449.2)		(6.2)

Total	Rs.	(3,231.5)	Rs.	(3,717.8)	US$	(51.3)

As part of its risk management activities, the Bank continuously monitors the credit-worthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss. Margins in the form of cash and fixed deposit available to the Bank to reimburse losses realized under guarantees amounted to Rs. 103.9 billion and Rs. 87.3 billion as of March 31, 2018 and September 30, 2018, respectively. Other property or security may also be available to the Bank to cover losses under these guarantees.

Undrawn commitments

The Bank has outstanding undrawn commitments to provide loans and financing to customers. These commitments aggregated to Rs. 452.0 billion and Rs. 432.2 billion (US$ 6.0 billion) as of March 31, 2018 and September 30, 2018, respectively. Among other things, the making of a loan is subject to a review of the credit-worthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 2,738.5 billion and Rs. 2,959.3 billion (US$ 40.8 billion) as of March 31, 2018 and September 30, 2018, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

14. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2018 and September 30, 2018. The estimated fair value amounts as of March 31, 2018 and September 30, 2018 have been measured as of the respective period ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period end.

A comparison of the fair values and carrying values of financial instruments is set out below:

	As of
	March 31, 2018										September 30, 2018
			Estimated Fair Value										Estimated Fair Value
	Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Estimated Fair Value
	(In millions)
Financial Assets:
Cash and due from banks	Rs.	574,151.0	Rs.	574,151.0	Rs.	—	Rs.	—	Rs.	574,151.0	Rs.	525,872.3	Rs.	525,872.3	Rs.	—	Rs.	—	Rs.	525,872.3	US$	7,249.4	US$	7,249.4
Deposits with Banks		6,303.4		—		6,246.3		—		6,246.3		12,619.3		—		12,482.0		—		12,482.0		174.0		172.1
Investments held for trading		167,513.9		3,652.4		163,861.5		—		167,513.9		166,402.4		446.6		165,955.8		—		166,402.4		2,293.9		2,293.9
Investments available for sale		2,221,443.3		4,009.7		2,198,899.0		18,534.6		2,221,443.3		2,753,865.1		41,786.4		2,689,302.7		22,776.0		2,753,865.1		37,963.4		37,963.4
Securities purchased under agreements to resell		650,018.6		—		650,018.6		—		650,018.6		110,673.9		—		110,673.9		—		110,673.9		1,525.7		1,525.7
Loans		7,263,671.8		—		2,078,100.0		5,218,275.8		7,296,375.8		8,138,781.4		—		2,319,863.5		5,828,924.1		8,148,787.6		112,197.2		112,335.1
Accrued interest receivable		77,894.7		—		77,894.7		—		77,894.7		92,666.7		—		92,666.7		—		92,666.7		1,277.5		1,277.5
Other assets		242,501.9		559.3		240,344.3		—		240,903.6		353,751.3		2,191.9		349,904.6		—		352,096.5		4,876.6		4,853.8
Financial Liabilities:
Interest-bearing deposits		6,693,649.3		—		6,716,360.3		—		6,716,360.3		7,181,550.1		—		7,193,898.6		—		7,193,898.6		99,001.2		99,171.5
Non-interest-bearing deposits		1,190,102.2		—		1,190,102.2		—		1,190,102.2		1,147,414.7		—		1,147,414.7		—		1,147,414.7		15,817.7		15,817.7
Securities sold under repurchase agreements		138,000.0		—		138,000.0		—		138,000.0		346,807.1		—		346,807.1		—		346,807.1		4,780.9		4,780.9
Short-term borrowings		779,201.7		—		779,418.7		—		779,418.7		601,797.5		—		601,863.5		—		601,863.5		8,296.1		8,297.0
Accrued interest payable		65,514.4		—		65,514.4		—		65,514.4		78,669.2		—		78,669.2		—		78,669.2		1,084.5		1,084.5
Long-term debt		932,906.3		—		943,813.5		—		943,813.5		1,051,968.5		—		1,040,560.1		—		1,040,560.1		14,501.9		14,344.6
Accrued expenses and other liabilities		301,871.0		—		301,871.0		—		301,871.0		270,310.7		—		270,310.7		—		270,310.7		3,726.4		3,726.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

15. Segment information

The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. The revenue and related expense recognition policies are set out in note 1. Substantially all operations and assets are based in India.

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and grant loans, provides credit cards and debit cards, distributes third-party financial products, such as mutual funds and insurance, and provides advisory services to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking and advisory services, profit from foreign exchange and derivative transactions and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment are primarily comprised of interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses. The Bank’s retail banking loan products also include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. Such grouping ensures optimum utilization and deployment of specialized resources in the retail banking business.

The wholesale banking segment provides loans and transaction services to corporate customers. As discussed above, loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes are included in the retail banking segment. Revenues of the wholesale banking segment consist of interest earned on loans given to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, fees from such transaction services and profits from foreign exchange and derivative transactions with wholesale banking customers. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

The treasury services segment undertakes trading operations on proprietary account (including investments in government securities), foreign exchange operations and derivatives trading both on proprietary account and customer flows and borrowings. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations and of net interest revenue/expense from investments in government securities and borrowings. Revenues from foreign exchange and derivative operations and customer flows are classified under the retail or wholesale segments depending on the profile of the customer.

Segment income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market-discovered interest rates.

Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated to each segment on the basis of area occupied, number of staff, volume and nature of transactions. Wholesale banking segment includes unallocated tax balances and other items.

Summarized segment information for the six months periods ended September 30, 2017 and September 30, 2018:

	Six months period ended September 30, 2017
	Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest income/(expense) (External)	Rs.	132,255.9	Rs.	58,833.7	Rs.	9,707.7	Rs.	200,797.3
Net interest income/(expense) (Internal)		33,213.2		(25,539.4)		(7,673.8)		—
Net interest revenue		165,469.1		33,294.3		2,033.9		200,797.3
Less: Provision for credit losses		29,186.3		3,031.5		—		32,217.8
Net interest revenue, after allowance for credit losses		136,282.8		30,262.8		2,033.9		168,579.5

Non-interest revenue		54,740.2	6,448.0			6,123.7		67,311.9
Non-interest expense		(102,089.4)		(8,673.2)		(673.0)		(111,435.6)

Income before income tax	Rs.	88,933.6	Rs.	28,037.6	Rs.	7,484.6	Rs.	124,455.8

Income tax expense							Rs.	44,857.8
Segment assets:
Segment total assets	Rs.	5,684,552.5	Rs.	3,509,150.1	Rs.	779,193.1	Rs.	9,972,895.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

	Six months period ended September 30, 2018
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)
Net interest income/(expense) (External)	Rs.	161,165.2	Rs.	60,505.9	Rs.	16,030.5	Rs.	237,701.6	US$	3,276.8
Net interest income/(expense) (Internal)		27,461.5		(16,828.6)		(10,632.9)		—		—
Net interest revenue		188,626.7		43,677.3		5,397.6		237,701.6		3,276.8
Less: Provision for credit losses		36,573.1		281.2		—		36,854.3		508.1

Net interest revenue, after allowance for credit losses		152,053.6		43,396.1		5,397.6		200,847.3		2,768.7
Non-interest revenue		66,583.0		8,122.5		(2,335.4)		72,370.1		997.7
Non-interest expense		(106,965.7)		(10,120.0)		(893.9)		(117,979.6)		(1,626.4)

Income before income tax	Rs.	111,670.9	Rs.	41,398.6	Rs.	2,168.3	Rs.	155,237.8	US$	2,140.0

Income tax expense							Rs.	54,456.8	US$	750.7

Segment assets:
Segment total assets	Rs.	6,843,165.1	Rs.	4,390,125.7	Rs.	1,123,959.8	Rs.	12,357,250.6	US$	170,350.8

16. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 13) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2018 and September 30, 2018 aggregated Rs. 5,196.7 million and Rs. 5,400.2 million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for contingencies which majorly include indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as of March 31, 2018 and September 30, 2018 aggregated to Rs. 8,398.3 million and Rs. 8,805.3 million, respectively. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of other legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

Lease commitments

The Bank is party to operating leases for certain of its office premises, employee residences and ATMs, with a renewal at the option of the Bank. The Bank has sub-leased certain of its properties taken on lease. The rental expenses and sub-lease income is as follows:

	Six months period ended September 30,
	2017		2018		2018
	(In millions)
The total minimum lease expense during the year recognized in the consolidated statement of income	Rs.	6,088.5	Rs.	6,147.9	US$	84.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The future minimum lease payments as of September 30, 2018 were as follows:

Period ending September 30,	Payments
	(In millions)
2019	Rs.	10,331.3	US$	142.4
2020		9,475.9		130.6
2021		8,731.3		120.4
2022		7,749.7		106.8
2023		6,750.8		93.1
Thereafter		36,512.0		503.3

Total	Rs.	79,551.0	US$	1,096.6

The terms of renewal and escalation clauses are those normally prevalent in similar agreements. There are no undue restrictions or onerous clauses in the agreements.

17. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOPs with average outstanding balance of 16.9 million and 3.1 million were excluded from the calculation of diluted earnings per share for the six months periods ended September 30, 2017 and September 30, 2018, respectively, as these were anti-dilutive.

	As of September 30,
	2017	2018
Weighted average number of equity shares used in computing basic earnings per equity share	2,571,623,913	2,640,720,488
Effect of potential equity shares for stock options outstanding	33,096,931	29,381,271
Weighted average number of equity shares used in computing diluted earnings per equity share	2,604,720,844	2,670,101,759

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Six months period ended September 30,
	2017		2018		2018
Basic earnings per share	Rs.	30.90	Rs.	38.11	US$	0.53
Effect of potential equity shares for stock options outstanding		0.39		0.42		0.01

Diluted earnings per share	Rs.	30.51	Rs.	37.69	US$	0.52

Basic earnings per ADS	Rs.	92.70	Rs.	114.33	US$	1.59
Effect of potential equity shares for stock options outstanding		1.17		1.26		0.03

Diluted earnings per ADS	Rs.	91.53	Rs.	113.07	US$	1.56

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

18. Fair value measurement

FASB Accounting Standards Codification “ASC” 820 (Topic 820) Fair Value Measures and Disclosures, defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level of input	Definition
Level 1	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.
Level 2	Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3	Inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value. For Level 1 instruments the valuation is based upon the unadjusted quoted prices of identical instruments traded in active markets. For Level 2 instruments, where such quoted market prices are not available, the valuation is based upon the quoted prices for similar instruments in active markets, the quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from standard valuation methodologies or internally developed models that primarily use, as inputs, such as interest rates, yield curves, volatilities and credit spreads, which are available from public sources such as Reuters, Bloomberg and the Fixed Income Money Markets and Derivatives Association of India. The valuation methodology primarily includes discounted cash flow techniques. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The valuation of Level 3 instruments is based on valuation techniques or models which use significant market unobservable inputs or assumptions.

The Bank uses its quantitative pricing models to determine the fair value of its derivative instruments. These models use multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position that are observable directly or indirectly. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Financial assets and financial liabilities measured at fair value on a recurring basis:

Available for sale securities: Available for sale investments are principally comprised of debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risks. The fair values of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. A reduction in the estimated cash flows of these instruments will adversely impact the value of these securities. A change in the timing of these estimated cash flows will also impact the value of these securities.

Trading securities: Trading securities are carried at fair value based on quoted market prices or market observable inputs.

Held to maturity securities: There were no HTM securities as of March 31, 2018 and September 30, 2018.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table summarizes investments measured at fair value as of March 31, 2018, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	167,513.9	Rs.	3,652.4	Rs.	163,861.5	Rs.	—
Securities Available-for-Sale		2,221,443.3		4,009.7		2,198,899.0		18,534.6

Total	Rs.	2,388,957.2	Rs.	7,662.1	Rs.	2,362,760.5	Rs.	18,534.6

The following table summarizes investments measured at fair value as of September 30, 2018, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	166,402.4	Rs.	446.6	Rs.	165,955.8	Rs.	—
Securities Available-for-Sale		2,753,865.1		41,786.4		2,689,302.7		22,776.0

Total	Rs.	2,920,267.5	Rs.	42,233.0	Rs.	2,855,258.5	Rs.	22,776.0

Total	US$	40,257.3	US$	582.2	US$	39,361.2	US$	314.0

Available-for-Sale securities aggregating to Rs. 1.9 billion and classified as level 1 as of March 31, 2018 were transferred to level 2 during six months period ended September 30, 2018. Also, Available-for-Sale securities aggregating to Rs. 0.3 billion and classified as level 2 as of March 31, 2018 were transferred to level 1 during six months period ended September 30, 2018. The following table summarizes, certain additional information about changes in the fair value of Level 3 assets pertaining to instruments carried at fair value for the six months periods ended September 30, 2017 and September 30, 2018:

Particulars	As of September 30, 2017
	(in millions)
Beginning balance at April 1, 2017	Rs.	21,899.1
Total gains or losses (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		62.7
Purchases/additions		3,265.7
Sales		—
Issuances		—
Settlements		(7,786.1)
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at September 30, 2017	Rs.	17,441.4

Total amount of gains or (losses) included in net income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Particulars	As of September 30, 2018
	(In millions)
Beginning balance at April 1, 2018	Rs.	18,534.6
Total gains or losses (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		(111.8)
Purchases/additions		13,659.3
Sales		—
Issuances		—
Settlements		(9,306.1)
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at September 30, 2018	Rs.	22,776.0

Total amount of gains or (losses) included in net income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

Derivatives: The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

The Bank uses its pricing models to determine the fair value of its derivative instruments. These models use market inputs that are observable directly or indirectly.

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2018, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	50,836.3	Rs.	—	Rs.	50,836.3	Rs.	—
Derivative liabilities	Rs.	56,124.7	Rs.	—	Rs.	56,124.7	Rs.	—

The following table summarizes derivative instruments measured at fair value on a recurring basis as of September 30, 2018, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	152,337.4	Rs.	—	Rs.	152,337.4	Rs.	—
Derivative liabilities	Rs.	141,047.3	Rs.	—	Rs.	141,047.3	Rs.	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

19. Subsequent events

The Bank has evaluated subsequent events from the balance sheet date through March 15, 2019 and determined that there are no other items to disclose.